December 3, 2004

United States Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street N. W.

Washington, DC  20549

Re:

Strathmore Resources (US) Ltd.

Form 20-F Registration Statement

File Number 0-51049

Dear Sir or Madam:

We request the withdrawal the Form 20-F Registration filed with the Commission under the name “Strathmore Resources (US) Ltd.” on November 29, 2004. The Registration Statement was filed under an incorrect Name and CIK#. We intend to refile the Form 20-F under the Company’s correct CIK and Company name, Strathmore Minerals Corp., concurrent with this withdrawal request.

If you should have any questions regarding this request, please contact Devinder Randhawa, President and CEO of Strathmore Minerals, at 1-800-647-3303.

Thank you for you assistance.

Sincerely,

“Devinder Randhawa”

Devinder Randhawa,

President and CEO

Strathmore Minerals Corp.